Exhibit 99.3

GERDAU S.A.

UNAUDITED PRO FORMA CONDENSED

COMBINED STATEMENTS OF INCOME

“Gerdau”, “the Company” or similar terms refer to Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil, or Brazil, and its consolidated subsidiaries.

The following table sets forth condensed combined statements of income of Gerdau, S.A. and its subsidiaries giving effect to the acquisition of Chaparral Steel Company (“Chaparral Steel”). Pursuant to the completion of the acquisition (the “Transaction”), Chaparral Steel including its subsidiaries, became a wholly-owned subsidiary of Gerdau Ameristeel, a majority owned subsidiary of the Company, on September 14, 2007.

The unaudited pro forma condensed combined statement of income has been prepared in accordance with U.S. GAAP that are consistent with those used in the Company’s financial statements.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2007 has been prepared by combining (i) Gerdau’s audited consolidated statement of income for the year ended December 31, 2007, which includes Chaparral Steel from September 14, 2007 the date of acquisition  and (ii) Chaparral Steel’s unaudited consolidated statement of income for the nine months ended August 31, 2007, which was prepared by combining Chaparral Steel’s consolidated statement of income for the three months ended February 28, 2007, the three months ended May 31, 2007 and the three months ended August 31, 2007, and gives effect to the Transaction as if it had occurred on January 1, 2007.

The unaudited pro forma condensed combined statement of income has been prepared based upon currently available information and assumptions that are deemed appropriate. The unaudited pro forma condensed combined statement of income is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the Transaction for which the Company is giving pro forma effect actually occurred on the date referred to above, nor is such pro forma condensed combined statement of income necessarily indicative of the results of future operations. The unaudited pro forma condensed combined statement of income requires the Company to make estimates and assumptions for which the actual results may differ and could have a material effect on the Company’s results of operations. In the opinion of management of Gerdau, the unaudited pro forma statement of income includes all adjustments necessary for a fair presentation.

GERDAU S.A.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2007

(in thousands of U.S. dollars, except per share amounts)

	Gerdau S.A.	Chaparral			Pro forma
	Consolidated	Steel	Pro forma		Combined after
	Year ended	9 months	Acquisition		Acquisition
	12/31/07	ended 8/31/07	Adjustments	Note 2	of Chaparral
Net Sales	$15,814,517	1,385,340	(2,774)	a)	$17,197,083
Cost of Sales	(11,882,779)	(984,725)	(75,269)	a), b) and c)	(12,942,773)
Gross Profit	3,931,738	400,615	(78,043)		4,254,310
Sales, marketing, general and administrative expenses	(1,379,965)	(48,269)	—		(1,428,234)
Other operating (expenses) income, net	(17,836)	15,380	(12,230)	d)	(14,686)
Operating Income	2,533,937	367,726	(90,273)		2,811,390
Financial expenses and Financial income, net	(218,972)	(23,726)	(117,356)	d), e) and f)	(360,054)
Foreign exchange gains and losses, net	298,004	—	—		298,004
Equity in earnings of unconsolidated companies, net	66,263	—	—		66,263
Income before taxes on income and minority interest	2,679,232	344,000	(207,629)		2,815,603
Provision for taxes on income	(530,360)	(115,012)	76,228	g)	(569,144)
Income before minority interest	2,148,872	228,988	(131,401)		2,246,459
Minority interest	(532,351)	—	(34,155)	h)	(566,506)
Net income	$1,616,521	228,988	(165,556)		$1,679,953

Per share data
Basic earnings per share	$2.44				$2.54
Diluted earnings per share	$2.42				$2.51

See the accompanying notes to the unaudited pro forma condensed combined financial statements

GERDAU S.A.

Notes to the Unaudited Pro forma Condensed Combined Statement of Incomes — (Unaudited)

1. Basis of presentation

The unaudited pro forma condensed combined statement of income has been prepared in accordance with U.S. GAAP that are consistent with those used in the Company’s financial statements.

On July 10, 2007, Gerdau announced that it signed a definitive merger agreement to acquire Chaparral Steel. Under the terms of the merger agreement, the Company paid $86.00 per share in cash. The transaction was completed on September 14, 2007.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2007 has been prepared by combining (i) Gerdau’s audited consolidated statement of income for the year ended December 31, 2007, which includes Chaparral Steel from September 14, 2007 the date of acquisition  and (ii) Chaparral Steel’s unaudited consolidated statement of income for the nine months ended August 31, 2007, which was prepared by combining Chaparral Steel’s consolidated statement of income for the three months ended February 28, 2007, the three months ended May 31, 2007 and the three months ended August 31, 2007, and gives effect to the Transaction as if it had occurred on January 1, 2007.

The unaudited pro forma condensed combined statement of income has been prepared based upon currently available information and assumptions that are deemed appropriate. The unaudited pro forma condensed combined statement of income is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the Transaction for which the Company is giving pro forma effect actually occurred on the date referred to above, nor is such pro forma condensed combined statement of income necessarily indicative of the results of future operations. The unaudited pro forma condensed combined statement of income requires the Company to make estimates and assumptions for which the actual results may differ and could have a material effect on the Company’s results of operations. In the opinion of management of Gerdau, these unaudited pro forma statements include all adjustments necessary for a fair presentation.

2. Pro forma acquisition adjustments

The pro forma combined adjustments column on the condensed combined statement of income reflects the following pro forma adjustments:

Net sales

a) Elimination of transactions between the Company and Chaparral Steel.

Cost of sales

b) Adjustment to reflect the impact of the transition from the LIFO basis of valuation of inventory to weighted average basis of valuation used by the Company. In addition, the impact of the fair value adjustment of the inventory and the elimination of the transactions between the Company and Chaparral Steel are also reflected.

Depreciation and amortization

c) To reflect depreciation and amortization of fixed assets and finite-live intangibles assets. Depreciation and amortization expense would have been increased $58.2 million for the year ended December 31, 2007 in comparison to the historical cost basis used by Chaparral Steel for these periods.

Other operating (expenses) income, net

d) Reclassification of amounts to Financial expenses and financial income, net as a manner to ensure the same criteria of accounting classification adopted by the Company.

Financial expenses and Financial income, net

e) Includes the interest expenses of the new financing arrangements (in US$ thousands):

Year ended
12/31/07
Interest on Bridge and Term Loan	$113,724
Interest income reduction ($ 300M* 4%pa - cash used acquisition)	$12,000
$125,724

On September 14, 2007, the Gerdau Ameristeel financed its acquisition of Chaparral Steel Company, in part, by a $1,150,000 Bridge Loan Facility and a $2,750,000 Term Loan Facility. By December 31, 2007, the Bridge Loan facility had been fully repaid and $150,000 of the Term Loan has also been repaid.

Amortization of deferred financing costs

f) Amortization of the deferred financing charges of the new financing arrangements using the effective interest method over the term of the debt in the amount of $3,862,000.

Provision for taxes on income

g) To reflect the income tax provision on the pro forma adjustments, based on statutory rates of the respective entities.

Minority interest

h) To reflect the portion of the income that is not owned by the Company due to the minority interest on the pro forma adjustments and Chaparral Steel statements of income.

3. Earnings per Share

The following table identifies the components of basic and diluted earnings per share (in US$ thousands except per share data):

	For the Year Ended 12/31/2007
	Gerdau S.A.	Pro forma
	Consolidated	Combined after
	Year ended	Acquisition
	12/31/07	of Chaparral
Basic earnings per share:
Basic net earnings	$1,616,521	$1,679,953

Average shares outstanding	662,570,359	662,570,359

Basic net earnings per share	$2.44	$2.54

Diluted earnings per share:
Diluted net earnings	$1,616,521	$1,679,953

Diluted average shares outstanding
Average shares outstanding	662,570,359	662,570,359
Dilutive effect of stock options and share units	5,787,944	5,787,944
	668,358,303	668,358,303

Diluted earnings per share	$2.42	$2.51

4. Estimate purchase price allocation

The $4.2 billion purchase price has been allocated based on the following preliminary estimates of the fair values of assets acquired and liabilities assumed at the closing date. These estimates may be adjusted based upon the results of the final valuation, which is expected to be completed within 12 months after the completion of the acquisition (in US$ thousands):

Net assets (liabilities) acquired
Current assets	$1,059,573
Property, plant and equipment	703,811
Intangible assets	605,671
Other long-term assets	11,519
Current liabilities	(503,796)
Long-term liabilities	(415,299)
Net fair market value	1,461,479
Goodwill	2,773,209
Total consideration allocated	$4,234,688

The preliminary purchase price allocation to the identifiable intangible assets is as follows:

		Remaining
		Useful life
Customer relationships	$561,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	2 years
Order backlog	14,671	1.5 months
	$605,671